From the CEOs

Fellow shareholders,

We're fresh off a tremendous start to the fiscal year – another quarter of strong financials as well as major milestones for our products and brand. We move ever-closer to our goal of serving teams throughout the Fortune 500,000 with more than 107,000 customers at the end of Q1'18, including 4,246 net-new customers added this quarter. Revenue for Q1'18 was $193.8 million, up 42% year-over-year, and free cash flow for the quarter was $62.7 million.

Last month, teams across Atlassian came together in San Jose, CA to produce our biggest Summit ever. Approximately 3,600 customers, partners, and Atlassians from more than 40 countries met to learn more about our products and exchange ideas. Users from organizations like Netflix, WeWork, and Major League Baseball presented lessons they've learned about teamwork and the role Atlassian products play in unleashing the potential of every team.

We had strong support from our ecosystem, including more than 100 Atlassian Marketplace vendors like InVision, Smartsheet and PagerDuty. Atlassian User Group (AUG) members and leaders also came out in full force, from countries as far afield as Kenya, Japan, Russia, and Chile. These passionate communities host local events where other Atlassian users can learn and network. Both the AUGs and our ecosystem play a key role in supporting excitement around our products and the word-of-mouth that fuels our growth.

Summit also included our first session for investors and financial analysts, and it was our pleasure to speak directly with many of you. If you missed it, a recording of the webcast and slides are available on our investor relations web site at https://investors.atlassian.com/.

We look forward to greeting customers and ecosystem partners at our next user conference, Summit Europe: September 4-6, 2018, in Barcelona. *¡Olé!*



ATLASSIAN Q1 FY2018 2

Openness and the Atlassian brand

The true magic of Summit isn't in the keynotes or the breakout sessions, or even the product demos. It's in the free exchange of knowledge and ideas among attendees and Atlassians. That connection typifies the open way of working we highlighted during the keynotes at Summit (which you can watch at: https://www.atlassian.com/company/events/summit-us/watch-sessions/2017/featured/product-keynote).

Openness defines our company, our culture, our products, and how we serve our customers. Because we believe working open leads to better outcomes, we bake it directly into our products. Confluence pages are open by default to help teams collect and share ideas from everywhere. Jira surfaces information about projects that allows teams to move faster. Trello makes it easy to organize ideas into lists so teams can hit the ground running. These products start "open" – a small but important difference in how we help teams connect, share and work together.

Openness and teamwork feature prominently in the evolution of our brand and identity system, which we unveiled at the beginning of Summit. Our new logo reflects different aspects of teamwork and potential: two people high-fiving, a mountain ready for climbers to scale, pillars reinforcing each other. The work we've done to reshape our brand and identity system complement a sleek redesign of the user experience within our products. We're excited about this new chapter in our brand, our identity and our product design.

You can get to know all our new branding in this video from our design team: https://youtu.be/MIknBkt3KLo.


ATLASSIAN
Jira
Jira Software
Jira Service Desk
Jira Core
Crowd
Fisheye
Crucible
Bamboo
Stride
Confluence
Bitbucket
Statuspage
Sourcetree
Clover
Hipchat
Trello

ATLASSIAN Q1 FY2018 3

Introducing the Atlassian teamwork platform

One of the most significant announcements at Summit was the work we've done on the Atlassian teamwork platform – a shared set of collaboration and identity services that power our individual products and deliver a cohesive user experience across them. The platform consists of three pillars:

- **People** – using machine learning to build smarter interactions and surface key information, e.g., by finding common work between individuals or creating a personalized company directory.
- **Elements** – shared collaborative patterns across all our products, including @mentions, comments, emojis, actions, decisions, and more.
- **Home** – a single unifying experience across Atlassian products and other tools and services used by teams to move work forward.

Look for more updates about Atlassian Home and our teamwork platform going forward.

Meet Stride - the future of team communication

Atlassian Stride is a brand new product in the messaging and communications market, and one of the first products built on the Atlassian teamwork platform. Group chat has everyone talking (and talking and talking...). But ultimately, what moves teams forward is *doing*. That's why we created Stride: a new cloud-based team communication offering, built from the ground up to help teams turn conversations into action. The real-time communication space is sizable, and still in its early stages. We believe Stride puts us in a great position to continue growing in this market.



100% bike magic
Directory
ROOMS
Development
Marketing
Product Designers
Watercooler
PEOPLE
Aakash Kapoor
Eric Jones
Lena Williams
Melinda Liu
Marketing
Super de Duper Bike Marketing Team. Making moves everyday.
Nadia Garcia 3:45 PM
Yep, we're planning to send the final draft on Monday. I'll wrap up the slides for our presentation and share with y'all ASAP.
Aakash Kapoor 3:46 PM
Thanks @nadia I just need the new images from @eric and after that I think we'll be good to go.
Eric Jones 3:47 PM
Done and done
Eric Jones 3:48 PM
Super de Duper Bike website assets
Aakash Kapoor 3:49 PM
Thank you! These look sweet
@mortyyy to add new images to website by next Monday
Eric Jones 3:50 PM
Nice! Glad you like them. I'll make a few more variations for you just so you have some additional options in your back pocket.

ATLASSIAN Q1 FY2018 4

Stride brings all the ways teams communicate (text, voice, video, emoji, screen sharing, app notifications, and file sharing) into one place. Teams can mark important messages as Actions or Decisions so they're easy to find later, and jump from typing to talking without leaving the app through the built-in meetings feature for 1:1 and group video. Stride also helps teams spend less time in their communication tool and more time in deep work. Focus Mode goes beyond a "do not disturb" flag by muting notifications and presenting missed messages in an easy-to-read digest format when you're ready to view them.

Stride Free is a fully-featured version of the product that includes direct and group messaging, group video, secure file sharing, and access to app integrations and bots. Stride Standard starts at $3 per user per month, and adds functionality tailored to growing companies including user management, advanced meeting functionality, and unlimited message history and file storage.

Stride will replace Hipchat Cloud over time. We'll continue to develop Hipchat Data Center for customers who require an on-premises team communications solution.

You can learn more at www.stride.com.

A new cloud foundation

During the investor and financial analyst session at Summit, our CTO, Sri Viswanath, provided an overview of a significant rebuild of our Cloud platform and the infrastructure that underpins it. The project, which has been ongoing for much of the past year and is nearly complete, involved re-architecting our Cloud products, and shifting from running on our co-located data centers in a single-tenanted architecture, to running multi-tenanted on Amazon Web Services (AWS).

We can now deliver product updates to Cloud customers faster and more frequently. With hosting centers spread around the globe, including the AWS center in Ireland which we launched in May, Cloud customers get better performance and less latency. Not only will it be more cost-effective over the long term to take advantage of AWS, the new infrastructure will enable us to host larger Cloud customers.

We began the migration of Jira and Confluence Cloud customers to AWS early in CY 2017 and are excited that as of the end of September, approximately 96% of our customers have already been migrated.

Elsewhere in product...

Trello continues to grow its user base at an impressive pace with more than 25 million registered users in over 100 countries, up from approximately 19 million at the start of the calendar year. With Trello's new desktop app for Mac and Windows, plus ever-deeper integrations with the rest of the Atlassian family of products, Trello continues to do what it does best: help teams of all stripes

ATLASSIAN Q1 FY2018 5

organize work in a way that is familiar and intuitive. This quarter, Trello introduced an integration with Stride (affectionately called "board meetings") that lets teams meet inside a Stride video call and interact with a Trello boards without switching apps. And Trello boards now integrate with Bitbucket so non-technical team members like marketers and designers can collaborate directly with developers, without needing a Bitbucket account.

For its part, Jira Service Desk is making it easier for service teams to collaborate with their customers. This quarter we introduced branded portals: a white-label option that allows companies to customize their service request portal to look like the rest of their website. Once a request comes in, agents can use the new CRM integration for Jira Cloud to pull up customer information from Salesforce.com (and soon, other popular CRMs) right from Jira Service Desk. And because it's hard to provide great service if you and your customer aren't speaking the same language, Jira Service Desk now offers language customization. Service teams can create portals in languages such as Spanish, German and Japanese, and filter requests by language so they can be routed to the right agent.

For enterprise customers looking to manage and secure their user base in the cloud, we announced the Atlassian Identity Manager - our first enterprise offering for Cloud customers. Identity Manager lets companies collect all their Atlassian user accounts and integrate them with 3rd-party user directories, provide single sign-on for users, and apply security policies like two-factor authentication.

For enterprise customers managing our products on-premises or through private cloud hosting, we continue to build momentum in our Data Center family of products. The Data Center product line offers high-availability and improved performance at scale through clustering. In Q1, we added Microsoft Azure to our list of supported private cloud hosting providers, which also includes Amazon AWS. Jira Software Data Center is the first Data Center product to be supported on Azure.

With another successful Summit behind us, it's full steam ahead into an exciting FY18 and to unleashing the potential of every team.

Best Wishes,

Mike Cannon-Brookes and Scott Farquhar



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

ATLASSIAN Q1 FY2018 6

Jay Simons
President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chips, thanks to a highly automated sales model that allows us to target the Fortune 500,000.

We finished the first quarter of fiscal 2018 with 107,746 customers, thanks to the addition of 4,246 net-new customers this quarter. Our total customer count also benefited from a one-time increase of 14,263 customers due primarily to Bitbucket Cloud pricing changes we made in May 2017, as we moved from a tiered pricing model to per-user pricing. As a result, certain organizations using Bitbucket Cloud who had not previously met our definition of a "customer" (an organization with a unique domain that has at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month), now qualify as customers.

Customers

Period ended



48,622
51,636
54,262
57,431
60,950
65,673
68,837
85,031*
89,237
107,746**
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q1 FY2018

7

Over three-quarters of our net-new customers in Q1'18 chose one or more of our Cloud products.

Some of the new customers we added during the quarter include commercial construction company McCarthy Building Companies, European car leasing company Athlon, global logistics company Agility, semiconductor manufacturer WaferTech, foods company Minerva Fine Foods, furniture and electronics rental company Rent-A-Center, financial services institution MUFG Securities, and the Philadelphia Inquirer and Philadelphia Daily News' joint news site Philly.com.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, we'd like to share a handful of the stories our customers share with us each quarter. These examples illustrate the breadth of applications and versatility of our products, as well as how we expand across teams, departments and customer organizations.

Leading global airline

Sharing knowledge across engineering, IT and business teams

One of the world's leading airlines adopted Jira and Confluence in 2011 in an effort to move off of email, spreadsheets, and legacy communication tools, and with a desire to begin sharing knowledge across engineering, IT and business teams. Five years later, the customer adopted Bitbucket, moving away from various legacy tools and standardizing on Atlassian as a single source of truth.

Today, teams across the company use our integrated Atlassian suite to collaborate and track their work, including engineering, IT and business teams. The IT department uses Jira to track projects and Confluence as a knowledge base to house policies, governance information, and industry rules and regulations. Marketing teams initiate new marketing campaigns or events in Jira, with the details in a Jira ticket available for the Creative Services and UX teams. Those teams use Confluence to plan and design pages for the airline's public website, along with product guides for the digital channel, style guides, and FAQs. With Confluence, these teams can update and revise content simultaneously, track the changes, and collaborate by commenting live within the content.

Capgemini

Supporting transparency and collaboration globally

Capgemini, a French multinational consulting firm with nearly 200,000 employees, has rapidly adopted Atlassian products.

Among the tools it provides to clients is Odigo™, a powerful cloud contact center platform that helps those clients build the best digital customer service systems. The teams working on this platform are spread across France, India, Morocco and the U.S. Historically, Capgemini used a multitude of documentation and workflow tools, including spreadsheets and traditional project management tools, to manage this global development structure. They found the software inflexible, old-fashioned, and not conducive to collaboration.

ATLASSIAN Q1 FY2018 8

Capgemini responded by migrating to Jira and Confluence – a rollout initially scoped for six months. But when word spread about how easy our products are to use, they hit the accelerator. Within a month, eight teams were using Atlassian products globally.

With greater transparency across continents, development teams became more open, nimble, and are delivering new features to market faster. The marketing and product management teams now plan their roadmaps and prioritize requests from pre-sales and account teams in Jira. Product requirements, meeting reports, and onboarding documents are all stored in Confluence. And instead of having weekly status update calls, teams now use Atlassian as a central hub where they can align on goals and collaborate.

Leading cable company

Growing across teams for over 10 years

We've seen our products spread virally at one of the largest US cable and telecommunications companies, which began its journey with Atlassian in 2007 with a single Jira license for a small team. Over time, Jira's usage spread throughout engineering as teams discovered that meetings and hundreds of emails were able to be replaced by agile boards, where everybody's priorities were aligned.

Software teams that had great success managing their projects in Jira also began to use Bitbucket for their code repositories due to its integration with Jira and Confluence. Two years ago, the customer rolled out Jira Service Desk and now teams across the company use it to make requests, ranging from network changes to additional servers for video content to software requests. Anything that needs a back office or application request flows through Jira Service Desk.

Teams outside of engineering took note as finance, IT, and facilities teams adopted Jira to track, resolve and complete their work. Confluence also started within a few engineering teams, then saw its usage spread organically to departments such as marketing and content operations. For example, marketing creates materials for customer service representatives who speak to customers within Confluence. Additionally, various teams have turned to Hipchat for their real-time communication needs.

ATLASSIAN Q1 FY2018 9

Murray Demo
Chief Financial Officer

Financial highlights

First quarter fiscal 2018 financial summary

(in thousands, except per share data)

	Three Months Ended September 30,	
IFRS Results	**2017**	**2016**
Revenue	$193,818	$136,787
Gross profit	$153,728	$114,225
Gross margin	*79.3%*	*83.5%*
Operating loss	($22,325)	($5,128)
Operating margin	*(11.5%)*	*(3.7%)*
Net loss	($13,994)	($2,637)
Net loss per share - diluted	($0.06)	($0.01)
Non-IFRS Results		
Gross profit	$162,013	$117,766
Gross margin	*83.6%*	*86.1%*
Operating income	$36,115	$27,793
Operating margin	*18.6%*	*20.3%*
Net income	$29,944	$22,720
Net income per share - diluted	$0.12	$0.10

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release and posted on our Investor Relations website.

First quarter fiscal 2018 results

Revenue

Total revenue for the first quarter of fiscal 2018 was $193.8 million, up 42% year-over-year.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our Cloud products. A small portion of this revenue also relates to sales of our Data Center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q1'18, subscription revenue was $84.4 million, up 69% year-over-year. The growth in subscription revenue reflects more of our customers choosing our Cloud products, as well as continued strong growth in our Data Center offerings during the quarter.

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized

ATLASSIAN Q1 FY2018 10

ratably over the support period, which is typically 12 months. For Q1'18, maintenance revenue was $76.3 million, up 24% year-over-year.

- License revenue is related to fees earned from the sale of perpetual licenses for our server or behind-the-firewall products, and is recognized at the time of sale. For Q1'18, license revenue was $19.9 million, up 14% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party apps in the Atlassian Marketplace, and for training services. For Q1'18, other revenue was $13.2 million, up 73% year-over-year.

While we are still early in assessing the customer reaction to our recent Cloud and Server pricing changes, the revenue results to date have been in line with our financial targets.


Revenue
USD in millions (Y/Y growth rate in %)
$128
39%
Q4'16
$137
34%
Q1'17
$149
36%
Q2'17
$160
36%
Q3'17
$174
37%
Q4'17
$194
42%
Q1'18


Revenue by type
USD in millions (Y/Y growth rate in %)
$128
17%
28%
68%
Q4'16
$137
13%
23%
64%
Q1'17
$149
16%
22%
66%
Q2'17
$160
19%
19%
64%
Q3'17
$174
8%
22%
66%
Q4'17
$194
14%
24%
69%
Q1'18
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q1 FY2018
11

Margins and operating expenses

IFRS gross margin for Q1'18 was 79.3%, compared with 83.5% for Q1'17. Non-IFRS gross margin for Q1'18 was 83.6%, compared with 86.1% for Q1'17. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our data centers to our third-party cloud provider.

On an IFRS basis, operating expenses were $176.1 million in Q1'18, up 48% from $119.4 million in Q1'17. On a non-IFRS basis, operating expenses were $125.9 million in Q1'18, up 40% from $90.0 million in Q1'17.

- Research & development expense on an IFRS basis was $94.9 million in Q1'18, compared with $67.5 million in Q1'17. Research & development expense on a non-IFRS basis was $68.9 million or 35.5% of revenue in Q1'18, compared with $50.5 million or 36.9% of revenue in Q1'17.
- Marketing & sales expense on an IFRS basis was $45.5 million in Q1'18, compared with $25.0 million in Q1'17. Marketing & sales expense on a non-IFRS basis was $30.2 million or 15.6% of revenue in Q1'18, compared with $21.3 million or 15.5% of revenue in Q1'17. Marketing and sales expense for Q1'18 included expenses related to hosting our U.S. Summit user conference in September 2017, whereas our previous U.S. Summit occurred in October 2016, during Q2'17.
- General & administrative expense on an IFRS basis was $35.7 million in Q1'18, compared with $26.9 million in Q1'17. General & administrative expense on a non-IFRS basis was $26.8 million or 13.8% of revenue in Q1'18, compared with $18.2 million or 13.3% of revenue in Q1'17.

Total employee headcount was 2,292 at the end of Q1'18, an increase of 99 employees since the end of Q4'17. The majority of the hiring was in R&D.

IFRS operating loss was $22.3 million for Q1'18, compared with $5.1 million for Q1'17. Non-IFRS operating income was $36.1 million, or 18.6% of revenue for Q1'18, compared with $27.8 million or 20.3% of revenue for Q1'17.

Net income

IFRS net loss was $14.0 million, or ($0.06) per diluted share, for Q1'18 compared with $2.6 million, or ($0.01) per diluted share, for Q1'17. Non-IFRS net income was $29.9 million, or $0.12 per diluted share, for Q1'18 compared with $22.7 million, or $0.10 per diluted share, for Q1'17.

Balance sheet

Atlassian finished Q1'18 with $613.5 million in cash and cash equivalents and short-term investments.

Free cash flow

Free cash flow for Q1'18 was $62.7 million, comprised of cash flow from operations of $65.2 million, less capital expenditures of $2.5 million. Free cash flow margin for Q1'18, defined as free cash flow as a percentage of revenue, was 32.3%.

ATLASSIAN Q1 FY2018 12

Financial targets for Q2'18 and full year fiscal 2018

	IFRS	
	Three Months Ending December 31, 2017	Fiscal Year Ending June 30, 2018
Revenue	$203 million to $205 million	$841 million to $847 million
Gross margin	79%	79%
Operating margin	(12%)	(13%)
Net loss per share - diluted	($0.08)	($0.34) to ($0.35)
Weighted-avg. shares used in computing diluted IFRS net loss per share	229 million to 231 million	231 million to 233 million

	Non-IFRS	
	Three Months Ending December 31, 2017	Fiscal Year Ending June 30, 2018
Gross margin	84%	84%
Operating margin	19%	19%
Net income per share - diluted	$0.12	$0.46 to $0.47
Weighted-average shares used in computing diluted non-IFRS net income per share	241 million to 243 million	241 million to 243 million
Free cash flow	not provided	$250 million to $260 million

Our revenue target for fiscal 2018 includes approximately $20 million of revenue contribution from Trello, and also assumes that the Cloud per-user pricing changes we announced last quarter will contribute low single-digit points of annual revenue growth in fiscal 2018.

While we are not providing specific financial targets for Q3'18 and Q4'18, we do expect our:

- Q3'18 operating margin to be lower than Q2'18; and
- Q4'18 operating margin to be higher than Q2'18.

In Q3'18, we expect to incur higher employee costs as part of our annual employee salary increase program, and higher employer payroll taxes as we commence the new calendar year.

For our free cash flow target, we continue to expect capital expenditures to be higher in fiscal 2018 than fiscal 2017, due to investments in new leased facilities.

Our targets for IFRS net income and net income per diluted share assume our IFRS tax rate for full-year fiscal 2018 will be lower than fiscal 2017.

Our targets for non-IFRS net income and net income per diluted share assume our non-IFRS tax rates for full-year fiscal 2018 will be higher than fiscal 2017. This is attributable to our expected mix of income and deductions across geographies in fiscal 2018. This mix will not impact our expected cash taxes for fiscal 2018.

ATLASSIAN Q1 FY2018

13

Q1 FY2018 Long-term nancial considerations During the investor & nancial analyst session in September, we provided a list of long-term nancial considerations to provide color for how our business may trend over the next 3-5 years. If you were not able to view these considerations earlier, they are recapped below: • Assume annual price increases for our Cloud & Server products. • Anticipate slow decline in gross margin as we transition from Server to Cloud. • Demonstrate modest leverage in non-IFRS operating margin. • Continue to partially hedge AUD denominated costs. • Deliver modest increases in free cash ow margin assuming: • No material change in annual/monthly bookings mix and • Constant facilities investment. • Target approximately 3% share count dilution per year (excludes acquisitions). • Continue to optimize for cash taxes. 14

Q1 FY2018 Atlassian Corporation Plc  Consolidated statements of operations (U.S. $ and shares in thousands, except per share data)  (unaudited) 15 Three Months Ended September 30, 2017 2016 Revenues: Subscription $ 84,378 $ 49,931 Maintenance 76,315 61,741 Perpetual license 19,930 17,501 Other 13,195 7,614 Total revenues 193,818 136,787 Cost of revenues (1) (2) 40,090 22,562 Gross profit 153,728 114,225 Operating expenses: Research and development (1) 94,862 67,458 Marketing and sales (1) (2) 45,466 24,980 General and administrative (1) 35,725 26,915 Total operating expenses 176,053 119,353 Operating loss (22,325) (5,128) Other non-operating expense, net (665) (63) Finance income 1,255 1,322 Finance costs (9) (7) Loss before income tax benefit (21,744) (3,876) Income tax benefit 7,750 1,239 Net loss $ (13,994) $ (2,637) Net loss per share attributable to ordinary shareholders: Basic $ (0.06) $ (0.01) Diluted $ (0.06) $ (0.01) Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders: Basic 228,156 218,504 Diluted 228,156 218,504 (1) Amounts include share-based payment expense, as follows: Three Months Ended September 30, 2017 2016 Cost of revenues $ 2,992 $ 1,339 Research and development 25,971 16,999 Marketing and sales 6,209 3,515 General and administrative 8,953 8,670 (2) Amounts include amortization of acquired intangible assets, as follows: Three Months Ended September 30, 2017 2016 Cost of revenues $ 5,293 $ 2,202 Marketing and sales 9,022 196

Q1 FY2018 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) (unaudited) 16 September 30, 2017 June 30, 2017 Assets Current assets: Cash and cash equivalents $ 305,871 $ 244,420 Short-term investments 307,669 305,499 Trade receivables 30,509 26,807 Current tax receivables 12,627 12,445 Prepaid expenses and other current assets 20,184 23,317 Total current assets 676,860 612,488 Non-current assets: Property and equipment, net 38,944 41,173 Deferred tax assets 200,026 188,239 Goodwill 311,967 311,900 Intangible assets, net 106,547 120,789 Other non-current assets 9,202 9,269 Total non-current assets 666,686 671,370 Total assets $ 1,343,546 $ 1,283,858 Liabilities Current liabilities: Trade and other payables $ 75,494 $ 73,192 Current tax liabilities 1,382 2,207 Provisions 6,156 6,162 Deferred revenue 264,329 245,306 Total current liabilities 347,361 326,867 Non-current liabilities: Deferred tax liabilities 43,920 43,950 Provisions 3,631 3,333 Deferred revenue 13,873 10,691 Other non-current liabilities 5,392 4,969 Total non-current liabilities 66,816 62,943 Total liabilities $ 414,177 $ 389,810 Equity Share capital $ 22,905 $ 22,726 Share premium 451,810 450,959 Other capital reserves 485,018 437,346 Other components of equity 6,859 6,246 Accumulated deficit (37,223) (23,229) Total equity $ 929,369 $ 894,048 Total liabilities and equity $ 1,343,546 $ 1,283,858

Q1 FY2018 Three Months Ended September 30, 2017 2016 Operating activities Loss before income tax $ (21,744) $ (3,876) Adjustments to reconcile loss before income tax to net cash provided by operating activities: Depreciation and amortization 20,580 8,042 Gain on sale of investments and other assets (16) (342) Net unrealized foreign currency gain (20) (93) Share-based payment expense 44,125 30,523 Interest income (1,255) (1,322) Changes in assets and liabilities: Trade receivables (3,719) 627 Prepaid expenses and other assets 3,767 (5,186) Trade and other payables, provisions and other non-current liabilities 1,153 (8,534) Deferred revenue 22,205 7,688 Interest received 1,430 2,296 Income tax paid, net of refunds (1,257) (1,361) Net cash provided by operating activities 65,249 28,462 Investing activities Business combinations, net of cash acquired — (18,295) Purchases of property and equipment (2,564) (2,391) Proceeds from sale of other assets — 342 Purchases of investments (102,341) (151,736) Proceeds from maturities of investments 50,768 34,850 Proceeds from sales of investments 49,384 111,882 Increase in restricted cash (132) — Payment of deferred consideration — (185) Net cash used in investing activities (4,885) (25,533) Financing activities Proceeds from exercise of share options 877 3,717 Net cash provided by financing activities 877 3,717 Effect of exchange rate changes on cash and cash equivalents 210 390 Net increase in cash and cash equivalents 61,451 7,036 Cash and cash equivalents at beginning of period 244,420 259,709 Cash and cash equivalents at end of period $ 305,871 $ 266,745 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 17

Q1 FY2018 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS results (U.S. $ and shares in thousands, except per share data)  (unaudited) 18 Three Months Ended September 30, 2017 2016 Gross profit IFRS gross profit $ 153,728 $ 114,225 Plus: Share-based payment expense 2,992 1,339 Plus: Amortization of acquired intangible assets 5,293 2,202 Non-IFRS gross profit $ 162,013 $ 117,766 Operating income IFRS operating loss $ (22,325) $ (5,128) Plus: Share-based payment expense 44,125 30,523 Plus: Amortization of acquired intangible assets 14,315 2,398 Non-IFRS operating income $ 36,115 $ 27,793 Net income IFRS net loss $ (13,994) $ (2,637) Plus: Share-based payment expense 44,125 30,523 Plus: Amortization of acquired intangible assets 14,315 2,398 Less: Income tax effects and adjustments (14,502) (7,564) Non-IFRS net income $ 29,944 $ 22,720 Net income per share IFRS net loss per share - basic $ (0.06) $ (0.01) Plus: Share-based payment expense 0.19 0.13 Plus: Amortization of acquired intangible assets 0.06 0.01 Less: Income tax effects and adjustments (0.06) (0.03) Non-IFRS net income per share - basic $ 0.13 $ 0.10 IFRS net loss per share - diluted $ (0.06) $ (0.01) Plus: Share-based payment expense 0.18 0.13 Plus: Amortization of acquired intangible assets 0.06 0.01 Less: Income tax effects and adjustments (0.06) (0.03) Non-IFRS net income per share - diluted $ 0.12 $ 0.10 Weighted-average diluted shares outstanding Weighted-average shares used in computing diluted IFRS net loss per share 228,156 218,504 Plus: Dilution from share options and RSUs (1) 12,617 15,609 Weighted-average shares used in computing diluted non-IFRS net income per share 240,773 234,113 Free cash flow IFRS net cash provided by operating activities $ 65,249 $ 28,462 Less: Capital expenditures (2,564) (2,391) Free cash flow $ 62,685 $ 26,071 (1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2017 and 2016 because the effect would have been anti-dilutive.

Q1 FY2018 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 19 Three Months Ending December 31, 2017 Fiscal Year Ending June 30, 2018 Revenue $203 million to $205 million $841 million to $847 million IFRS gross margin 79% 79% Plus: Share-based payment expense 2 2 Plus: Amortization of acquired intangible assets 3 3 Non-IFRS gross margin 84% 84% IFRS operating margin (12%) (13%) Plus: Share-based payment expense 24 25 Plus: Amortization of acquired intangible assets 7 7 Non-IFRS operating margin 19% 19% IFRS net loss per share - diluted ($0.08) ($0.34) to ($0.35) Plus: Share-based payment expense 0.21 0.86 Plus: Amortization of acquired intangible assets 0.06 0.24 Less: Income tax effects and adjustments (0.07) (0.29) Non-IFRS net income per share - diluted $0.12 $0.46 to $0.47 Weighted-average shares used in computing diluted IFRS net loss per share 229 million to 231 million 231 million to 233 million Dilution from share options and RSUs (1) 12 million 10 million Weighted-average shares used in computing diluted non-IFRS net income per share 241 million to 243 million 241 million to 243 million IFRS net cash provided by operating activities $275 million to $290 million Less: Capital expenditures (25 million) to (30 million) Free cash flow $250 million to $260 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2017 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive. (1) The eect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2017 and scal year ending June 30, 2018 because the eect would be anti-dilutive.

Q1 FY2018 Forward-looking statements This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, technology and other key strategic areas, and our nancial targets such as revenue, share count and IFRS and non-IFRS nancial measures including gross margin, operating margin, net income per diluted share and free cash ow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reect events or circumstances after the date of this shareholder letter or to reect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could dier materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could aect our nancial results is included in lings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https:// investors.atlassian.com. About non-IFRS nancial measures Our reported results and nancial targets include certain non-IFRS nancial measures, including non-IFRS gross prot, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash ow. Management believes that the use of these non- IFRS nancial measures provides consistency and comparability with our past nancial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP nancial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for nancial information presented in accordance with IFRS, and may be dierent from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS nancial measures reect adjustments based on the items below: • Non-IFRS gross prot. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets and related income tax eects on these items. • Free cash ow. Free cash ow is dened as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets. We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax eects on these items from certain of our non-IFRS nancial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be dicult to predict and varies from period to period and company to company due to diering valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS nancial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax eects on these items allow for more meaningful comparisons between our operating results from period to period. 20

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

- As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
- For planning purposes, including the preparation of our annual operating budget;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our board of directors concerning our financial performance.

The tables in this shareholder letter titled "Reconciliation of IFRS to non-IFRS results" and "Reconciliation of IFRS to non-IFRS financial targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

About Atlassian

Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 107,000 customers, across large and small organizations — including Citigroup, eBay, CocaCola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media Contact: Paul Loeffler, press@atlassian.com

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